UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

InterTAN, Inc.

(Name of Subject Company)

InterTAN, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

461120107

(CUSIP Number of Class of Securities)

Brian E. Levy

President and Chief Executive Officer

279 Bayview Drive Barrie, Ontario, Canada L4M 4W5

(705) 728-6242

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Fred W. Fulton

Thompson & Knight L.L.P.

1700 Pacific Avenue, Suite 3300

Dallas, Texas 75201

(214) 969-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 4.	The Solicitation/Recommendation.	1
ITEM 8.	Additional Information to be Furnished.	1

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This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation statement on Schedule 14D-9 (including the Exhibits and Annexes thereto, the “Statement”) initially filed by InterTAN, Inc., a Delaware corporation (“InterTAN” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 13, 2004, relating to the offer by Winston Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), to pay $14.00 per share, net to the seller in cash, without interest, for any and all of the outstanding shares of common stock, par value $1.00 per share of InterTAN, including the associated preferred stock purchase rights, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated April 13, 2004, and in the related Letter of Transmittal.

ITEM 4. The Solicitation/Recommendation.

The seventh paragraph of Item 4(b)(i) of the Statement is hereby amended and restated in its entirety as follows:

During February 2004, Circuit City contacted the Company and indicated that it continued to have an interest in acquiring the Company. The parties entered into a second Confidentiality and Exclusivity Agreement on February 27, 2004 on substantially the same terms as the December 18, 2003 agreement. Despite resuming discussions with Circuit City, the Board decided to continue to proceed with the inversion transaction simultaneously with such discussions because no definitive agreement had been entered into with Circuit City with respect to a business combination. Circuit City completed its due diligence process, subject to certain limitations imposed by the Company, and on March 18, 2004, Circuit City advised that its board of directors had authorized it to proceed with a proposal, subject to final board approval.

The fourth paragraph of Item 4(b)(ii) of the Statement is hereby amended and restated in its entirety as follows:

3.	Strategic Alternatives. The Board considered the trends in the retail consumer electronics industry in Canada and the strategic alternatives available or possibly available to the Company and the risks and uncertainties associated with each of these alternatives. Alternatives considered included remaining an independent public company, inverting to a Canadian corporation, inverting to a Canadian corporation and converting to an income trust following the inversion, and acquiring or merging with other companies in its industry. The Company had already taken steps toward inverting to a Canadian corporation and had considered converting to an income trust after the inversion. The Board concluded, however, that the benefits to be realized by stockholders in the inversion and conversion transactions, when compared with the benefits that could be realized in a combination with Circuit City, were less certain, would take longer to realize, and in the case of the conversion, would be contingent on ownership of a majority of the Common Shares migrating to Canada, which migration could not be assured.

ITEM 8. Additional Information to be Furnished.

Item 8(g) of the Statement is hereby amended and restated in its entirety as follows:

(g) Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 are forward-looking statements that are subject to a number of risks and uncertainties. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, including statements regarding the proposed acquisition of the Company, the expansion of the Company’s opportunities in its retail consumer electronics business, and the entry of the Company’s private label products into the U.S. market. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the failure to complete the Offer or to complete it in a timely manner, U.S. consumer acceptance of and demand and preference for the Company’s private label products, product availability, development of new technologies, global political and economic conditions, and other risks indicated in the Company’s periodic reports filed with the SEC under the Exchange Act, including the Company’s Form 10-K for the 2003 fiscal year.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 is true, complete and correct.

Dated: April 28, 2004

INTERTAN, INC.

By:

Name:	Jeffrey A. Losch, acting in his capacity as Senior Vice President, Secretary and General Counsel of the Company.

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CERTIFICATE

The foregoing Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, together with the documents incorporated into such Statement by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: April 28, 2004.

On Behalf of the Board of Directors

Ron G. Stegall,	James T. Nichols,
Chairman of the Board of Directors	Vice Chairman of the Board of Directors

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